Mail Stop 4561

      June 14, 2005

Mr. Christopher J. Floyd
Chief Financial Officer
Innovative Software Technologies, Inc.
100 North Tampa Street
Suite 2410
Tampa, FL 33602

      Re:	Innovative Software Technologies Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Filed May 5, 2005
		Form 10-QSB for the Quarter Ended March 31, 2005
		Filed May 23, 2005
		File No. 0-27465

Dear Mr. Floyd:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the Year Ended December 31, 2004

Note 10 - Subsequent Events, pages F-19 - F-20
1. Please explain how you concluded that the Triad Media asset group was not impaired at December 31, 2004 under SFAS 142 and SFAS 144. Please refer to paragraphs 8 and 29 of SFAS 144 and paragraph 17 of
SFAS 142.

Form 10-KSB for the Year Ended December 31, 2004 and Form 10-QSB for the Quarter Ended March 31, 2004

Exhibits 31.1 and 31.2
2. Please amend Form 10-KSB and Form 10-QSB to conform the certifications in exhibits 31.1 and 31.2 to Item 601 of Regulation S-
B.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.




      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

??

??

??

??

Mr. Christopher J. Floyd
Innovative Software Technologies, Inc.
June 14, 2005
Page 1